Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Progress Acquisition Corp. (the “Company”) on Amendment No. 4 to Form S-1, File No. 333-252084, of our report dated December 9, 2020, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of Progress Acquisition Corp. as of October 29, 2020 and for the period from September 23, 2020 (inception) through October 29, 2020, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

New York, NY

February 3, 2021